Exhibit 99.1

News

RiT TECHNOLOGIES REPORTS Q3 2006 RESULTS
– 2nd Straight Quarter with Enterprise Sales Above $6M –
– Growing worldwide demand for RiT’s Intelligent Physical Layer Management Solutions
(IPLMS) Contributes to 50% Gross Margin –

Tel Aviv, Israel – November 9, 2006 – RiT Technologies (NASDAQ: RITT), the pioneer and world-leading provider of intelligent physical layer solutions, today announced financial results for the third quarter and nine months ended September 30, 2006.

Financial Results
Revenues for the third quarter of 2006 were $6,062,000 compared with $6,652,000 in the second quarter of 2006 and $7,158,000 in the third quarter of 2005. This is the Company’s second straight quarter with Enterprise revenues above $6 million, a result of the growing worldwide demand for the Company’s Intelligent Physical Layer Management Solutions (IPLMS).

Net loss for the third quarter of 2006 was $182,000, or $0.01 per share (basic and diluted), an improvement of 71% compared with a net loss of $622,000, or $0.04 per share (basic and diluted) recorded in the second quarter of 2006. Net income for the third quarter of 2005 was $426,000, or $0.03 per basic and diluted share.

Revenues for the first nine months of 2006 were $17,981,000 compared with $20,781,000 for the parallel period of 2005. Net loss for the first nine months of 2006 was $1,654,000, or $0.11 per share (basic and diluted) compared with net income of $1,178,000, or $0.08 per share (basic and diluted), for the first nine months of 2005.

Note: Attached to this press release is an appendix containing an expanded version of the Company’s financial reports and a full Management Discussion and Analysis (MD&A) of the results.

Comments of Management
Commenting on the results, Mr. Doron Zinger, RiT’s President and CEO, said, “As expected, our third quarter revenues are down compared to the second quarter, reflecting slow Carrier sales. Nonetheless, the quarter was our second in a row with Enterprise sales above $6 million, a significant increase compared to their average level in 2005 and the highest they have been for the past five years. This reflects the success of our sales and marketing efforts together with significant growth in the sales of our OEM partners. As such, our Enterprise business has achieved a healthy new level, and now represents a strong platform for the long term.

“We are pleased to have been able to achieve higher average gross margin for our Enterprise sales this quarter, which, together with the decrease in our operational expenses, enabled us to achieve a material improvement in the bottom line compared to the second quarter.

“In parallel, we are progressing towards closure of a number of Carrier deals that we expect to materialize during the next few quarters.”

News

The Company will host a conference call to discuss these results today, Thursday, November 9th, at:

10:00 a.m. Eastern Standard Time
9:00 a.m. Central Standard Time
8:00 a.m. Mountain Standard Time
7:00 a.m. Pacific Standard Time
17:00 Israel Time

To participate, please call one of the following teleconferencing numbers approximately 5-10 minutes prior to the scheduled start of the call:.

U.S. (toll free) - 1-888-281-1167
International - +972-3-918-0687

To participate in the webcast of the call, please log-in about 5-10 minutes prior to the start of the call as follows: www.videonewswire.com/event.asp?id=36203

For those unable to participate, the teleconference will be archived for replay for 14 days at the same url address, beginning 12 o’clock noon (EST) the day of the call. Note: Participants in the webcast may submit questions to be addressed in the conference call in advance by email to: simonag@rit.co.il

About RiT Technologies
RiT is a leading provider of physical network infrastructure control and management solutions. Deployed in the networks of many of the world’s largest carriers and enterprises, its pioneering, fast-ROI products have proven their ability to simplify service deployment and provisioning, enhance troubleshooting accuracy, reduce infrastructure maintenance costs, enhance physical layer security and enable cost-effective service qualification and verification.

RiT is a member of the RAD group, a world leader in communications solutions. For more information, please visit our website: www.rittech.com

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate”, “forecast”, “target” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY	Simona Green
CONTACT:	VP Finance
+972-3-766-4249
simonag@rit.co.il

RiT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2006

(UNAUDITED)

INDEX

CONSOLIDATED BALANCE SHEETS

	September 30, 2006	December 31, 2005
	(Unaudited)	(Audited)
	US$ (in thousands)	US$ (in thousands)

Assets
Current Assets
Cash and cash equivalents	5,938	7,222
Marketable securities	0	506
Trade receivables, net	5,272	4,725
Other current assets	1,045	741
Inventories	5,688	5,101
Total Current Assets	17,943	18,295

Assets held for severance benefits	1,936	1,751

Property and Equipment
Cost	2,867	2,544
Less - accumulated depreciation	2,079	1,875
	788	669
Total Assets	20,667	20,715

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	4,732	3,270
Other payables and accrued expenses	2,104	2,680
Total Current Liabilities	6,836	5,950

Long-term Liability
Liability in respect of employees' severance
benefits	2,441	2,253
Total Liabilities	9,277	8,203

Shareholders' Equity
Share capital *	388	383
Treasury stock	(27)	(27)
Additional paid-in capital	31,823	31,335
Accumulated other comprehensive loss	0	(39)
Accumulated deficit	(20,794)	(19,140)
Total Shareholders' Equity	11,390	12,512
Total Liabilities and Shareholders' Equity	20,667	20,715

*	Ordinary Shares –NIS 0.1 par value

Authorized shares: 39,979,770 as of September 30, 2006 and December 2005; issued and outstanding 14,658,573 and 14,427,074 as of September 30, 2006 and December 31, 2005, respectively (including 17,000 of which held by a subsidiary).

Deferred Shares - NIS 0.1 par value

Authorized shares: 20,230, issued and outstanding 17,030 shares as of September 30, 2006 and December 31, 2005.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended September 30,		For the nine months ended September 30,
	(Unaudited)		(Unaudited)
	2006 US$	2005 US$	2006 US$	2005 US$
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Sales	6,062	7,158	17,981	20,781
Cost of sales	3,033	3,404	9,654	9,500
Gross profit	3,029	3,754	8,327	11,281

Operating costs and expenses:
Research and development:
Research and development, gross	1,055	1,004	3,096	3,194
Less - royalty-bearing participation	73	0	73	119
Research and development, net	982	1,004	3,023	3,075

Sales and marketing	1,793	1,902	5,601	5,602
General and administrative	510	490	1,560	1,577
Total operating expenses	3,285	3,396	10,184	10,254

Operating income (loss)	(256)	358	(1,857)	1,027
Financial income, net	74	68	203	151

Net income (loss)	(182)	426	(1,654)	1,178

Basic net income (loss) per
ordinary share	(0.01)	0.03	(0.11)	0.08

Diluted net income (loss) per
ordinary share	(0.01)	0.03	(0.11)	0.08

Weighted average number of
ordinary shares, used to compute
basic net income (loss) per
ordinary share	14,639,683	14,320,889	14,626,954	14,259,219

Weighted average number of
ordinary shares, used to compute
diluted income (loss) per
ordinary share	14,671,909	15,662,208	14,879,270	15,479,582

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS) – UNAUDITED

	Share capital
	Deferred Shares	Ordinary Shares	Treasury Stock	Deferred Shares	Ordinary Shares	Treasury Stock	Additional paid-in Capital	Accumulated other Comprehensive Income (loss)	Accumulated deficit	Total
	Number of shares			US$ (in thousands)	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Balance as of January 1, 2005	17,030	14,019,339	17,000	*	374	(27)	30,610	(14)	(20,543)	10,400

Changes during 2005
Exercise of options	-	283,592	-	-	7	-	540	-	-	547
Exercise of warrants	-	107,143	-	-	2	-	185	-	-	187

Net income for the year	-	-	-	-	-	-	-	-	1,403	1,403
Net unrealized change on available
for sale securities	-	-	-	-	-	-	-	(25)	-	(25)

Comprehensive income	-	-	-	-	-	-	-	-	-	1,378

	17,030	14,410,074	17,000	*	383	(27)	31,335	(39)	(19,140)	12,512

Balance as of December 31, 2005

Exercise of options		231,499		-	5	-	488			493
Net loss for the period									(1,654)	(1,654)
Net unrealized change on available
for sale securities								39		39

Comprehensive income										(1,615)

Balance as of September 30,2006
(unaudited)	17,030	14,641,573	17,000		388	(27)	31,823	-	(20,794)	11,390

* An amount less than US$ 1 thousand

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the nine months ended September 30, (Unaudited)
	2006	2005
	US$ (in thousands)	US$ (in thousands)

Cash flows from operating activities:
Net income (loss) for the year	(1,654)	1,178
Adjustments to reconcile net income (loss) to net cash provided by
(used in) operating activities:
Allowance for doubtful accounts	23	9
Depreciation	204	151
Assets held for severance benefits	(185)	(141)
Liability in respect of employees' severance benefits	188	167
Realized loss on marketable securities	39	0

Changes in operating assets and liabilities:
Decrease (increase) in trade receivables	(570)	743
Decrease (increase) in other current assets	(304)	149
Decrease (increase) in inventories	(587)	924
Increase (decrease) in accounts payable and accruals:
Trade	1,462	(1,806)
Other	(576)	1,666

Net cash provided by (used in) operating activities	(1,960)	3,040

Cash flows from investing activities:
Proceeds from sale of Marketing Securities	506	-
Purchase of property and equipment	(323)	(277)

Net cash provided by (used for) in investing activities	183	(277)

Cash flows from financing activities:
Short-term bank credits, net	0	(2,467)
Proceeds from exercise of options	493	410
Proceeds from exercise of warrants	0	187

Net cash provided by (used in) financing activities	493	(1,870)

Increase (decrease) in cash and cash equivalents	(1,284)	893
Cash and cash equivalents at beginning of year	7,222	7,773

Cash and cash equivalents at end of the period	5,938	8,666

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. DOLLARS IN THOUSANDS

NOTE 1:- GENERAL

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended September 30, 2006 are not necessarily indicative of the results that may be expected for the year ended December 31, 2006. Although the Company believes that the disclosure presented herein is adequate to make the information presented not misleading, it is suggested that these condensed consolidated financial statements be read in conjunction with the audited financial statements and footnotes included in the Company’s 2005 annual financial statements, which were filed as part of the Company’s annual report on Form 20-F for the year ended December 31, 2005.

NOTE 2: – SIGNIFICANT ACCOUNTING POLICIES

a.	The significant accounting policies followed in the preparation of these interim financial statements are identical to those applied in the preparation of the latest annual financial statements.

b.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

c.	Share base payment :

At December 31, 2005, the Company has several employee compensation plans, which are described more fully in the Company’s 2005 annual financial statements. Prior to January 1, 2006, the Company accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related Interpretations, as permitted by FASB Statement No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), SHARE-BASED PAYMENT, using the modified-prospective-transition method. Under that transition method, compensation cost recognized in the first nine months of 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). Results for prior periods have not been restated.

As a result of adopting Statement 123(R) on January 1, 2006, the Company’s net loss for the period of nine month ended September 30, 2006, is higher, respectively, than if it had continued to account for Share-based compensation under Opinion 25. Basic and diluted loss per Share for the period of nine month ended September 30, 2006 would have been $0.10, if the Company had not adopted Statement 123(R), compared to reported basic and diluted loss per share of $0.11.

The following table illustrates the effect on net in loss and loss per share if the Company had applied the fair value recognition provisions of Statement 123 to options granted under the Company’s stock option plans in all periods presented. For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes option-pricing model and amortized to expense over the options’ vesting periods.

Nine months ended September 30, 2005 US$ (in thousands)

Net Income as reported	1,178
Add: stock based employee (compensation expense) determined Under fair value method for options granted	(239)
Pro forma net income	939
Basic and diluted net income per Ordinary share:

Net Basic and Diluted income per Ordinary share as reported	0.08

Pro forma Basic net income per ordinary share	0.07

Pro forma Diluted net income per ordinary share	0.06

d.	Recent Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently reviewing this new standard to determine its effects, if any, on its results of operations or financial position.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (“SAB No. 108”). SAB No. 108 addresses the process and diversity in practice of quantifying financial statement misstatements resulting in the potential build up of improper amounts on the balance sheet. We will be required to adopt the provisions of SAB No.108 in fiscal year 2007. We currently do not believe that the adoption of SAB No. 108 will have a material impact on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, (“SFAS No. 157”). SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. The Statement is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We do not believe that the adoption of the provisions of SFAS No. 157 will materially impact our financial position and results of operations.

In September 2006, the FASB issued SFAS No. 158, Employers Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No.87, 88, 106, and 132(R), (“SFAS No. 158”). SFAS No. 158 requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position. To recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. The provisions of this Statement are effective for an employer with publicly traded equity securities are required to recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. We currently do not believe that the adoption of SFAS No. 158 will have a material impact on our consolidated financial statements.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

A.	Royalty commitments

The Company is obligated to pay royalties to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the “OCS”) on revenues from product sales, where the research and development in respect of these products was undertaken with grants from the OCS.

The Company’s obligation to pay royalties is as follows:

Projects approved prior to January 1999: 3.5% of the net sales until the cumulative amount of royalties paid equals 100% of the dollar-linked amount of grants received.

Projects approved after January 1999: 3.0% of the net sales until the cumulative amount of royalties paid equals 100% of the dollar-linked amounts of grants received, plus interest at the LIBOR rate.

Royalties are payable from the commencement of sales of each of these products until the cumulative amount of the royalties paid equals 100% – 150% of the dollar-linked amounts of the grants received, plus interest at the LIBOR rate.

As of September 30, 2006, total grants received, net of royalties paid or accrued, amounted to approximately US$ 632 thousand.

Royalties payable to the OCS are classified as part of cost of sales.

B.	Lease commitments

1. Premises occupied by the Company and the US subsidiary are rented under various operating leases with related parties and others.

The lease agreements in Israel for the premises in Tel-Aviv and Rosh Ha’ayin expire in December 2009 and June 2007, respectively. The lease agreement for the premises in New Jersey is open-ended and can be terminated upon 30 days notice. The lease agreement for the representative office in Beijing, China, expires in December 2006. The lease agreement for the representative office in Moscow expires in March 2007. Minimum future rental payments due under the above leases, at rates in effect on September 30, 2006, assuming no options are exercised, are as follows:

Periods ending September 30	US$ (in thousands)

2006	108
2007	369
2008	373
Thereafter	373

1,223

Parts of the lease agreements in Israel are secured by a bank guarantee in the amount of US$ 23 thousand.

Rental expenses amounted to US$ 416 thousand, US$ 543 thousand and US$ 565 thousand for the periods ended September 30, 2006, December 31, 2005 and December 31, 2004, respectively.

2. The Company has entered into several operating leases in respect of motor vehicles since June 1998. These lease agreements expire on various dates from 2006 to 2010.

Minimum future lease payments due under the above leases on September 30, 2006, assuming no options are exercised, are as follows:

Periods ending September 30	US$ (in thousands)

2006	111
2007	404
2008	255
Thereafter	138

908

Parts of these lease commitments are secured by a bank guarantee in the amount of US$ 15 thousand.

C.	Other commitments

As of September 30, 2006, bank guarantees in the amount of US$ 49 thousand have been issued, mostly for customs duty on importation.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH OUR INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006, AND NOTES THERETO TOGETHER WITH OUR AUDITED CONSOLIDATED FINANCIAL STATEMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON THE COMPANY’S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2005. THIS “OPERATING AND FINANCIAL REVIEW AND PROSPECTS” SECTION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS.

A.	OPERATING RESULTS

OVERVIEW

We are the innovators of intelligent physical layer solutions for improved control, utilization and maintenance of networks. The physical layer of a network is the part of the network which defines the physical means of sending data and voice over network devices, interfaces between network media (such as cables) and devices, and defines the optical, electrical and mechanical characteristics of the network. Our extended line of intelligent physical layer solutions addresses the needs and demands of enterprises and carriers in the rapidly evolving and changing communications networks markets.

In the enterprise market, our intelligent physical layer management solutions (“IPLMS”) address the need to maximize control and maintenance efficiency and reduce an enterprise’s network infrastructure ownership costs by adding a new dimension to conventional network management: intelligent physical layer management capability. The increasing demand for bandwidth in local area networks, or LANs, has led to a continuing evolution in requirements and standards for high performance structured cabling, the backbone of enterprise data networks. Upon our inception, we responded to this need by developing structured cabling products, specifically our SMART Cabling SystemTM, an end-to-end network infrastructure solution which provides the required end-to-end connectivity solutions for both copper and fiber.

In the carrier field, our solutions enable reliable mass verification and qualification by telcos to reduce operational costs, increase customer satisfaction and increase revenues in order to compete with other access providers of infrastructure and databases, such as wireless providers. In 1996, we introduced PairViewTM, a comprehensive outside plant management and qualification system. The PairViewTM system enables the telcos to achieve greater operational efficiencies by identifying, recording and testing of the connectivity routing of local loop pairs – the telephone lines, and updating the telcos’ database, leading to significant savings and better control over their wire line infrastructure.

In 2003, we introduced PairQ™, a product line which addresses the requirements of the market of digital subscriber line, or DSL services, which enable transfer of high bandwidth communication on plain old telephony lines. Since not every telephone line can support these advanced services, telcos need to pre-qualify the line. The PairQ system enables accurate, easy, and fast mass DSL pre-qualification, which is an important component in large-scale DSL deployment. The system can also determine the possible supported bit rate for the telco to provide varying levels of service.

During 2004, we introduced PairView™ Pro, the first Local Loop Mass Verification system that can identify and map all the digital services (xDSL, ISDN, etc.) carried on a line. Based on the PairView™ system, the new solution, like its predecessor, gathers information about the line’s telephone number, type, connectivity status, electrical characteristics, and routing, unintrusively from active and inactive pairs. The result is a reliable database, which becomes a platform for more accurate billing, efficient maintenance, and effective network management. In addition, PairViewPro provides a 30% increase (over its predecessors) in the scanning speed and an improved Graphical User Interface – all of which combine to provide carriers with higher technician efficiency and an even faster return on their investment.

Our strategy is to utilize our expertise, innovative products and continued research and development activities to strengthen our position as innovators of intelligent physical layer solutions for improved control, utilization and maintenance of networks. While we expect that our structured cabling products will contribute to future revenue growth and profitability, we believe that the major contributor to our revenue and profitability growth will be our intelligent physical layer solutions, PatchView, PairView, PairViewPro and PairQ. We will seek to expand our markets and product lines by enhancing existing systems, introducing new systems and expanding into new markets to capitalize on our expertise in intelligent physical layer network solutions.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the percentage of revenues represented by certain items reflected in our consolidated statements of operations.

	Nine months ended September 30, 2006	Nine months ended September 30, 2005

Sales	100.0%	100%
Cost of sales	53.7%	45.7%

Gross margin	46.3%	54.3%

Operating cost and expenses:
Research and development, gross	17.2%	15.4%
Less - royalty-bearing participation	0.4%	0.6%

Research and development, net	16.8%	14.8%
Sales and marketing	31.1%	26.9%
General and administrative	8.7%	7.6%

Total operating expenses	56.6%	49.3%

Operating income (loss)	(10.3)%	5.0%
Financial income, net	1.1%	0.7%

Net Income (loss) for the year	(9.2)%	5.7%

The following table sets forth, for the periods indicated, our Cost of Sales by (In thousands):

	For the nine months ended September 30,		% Change nine months ended September 30, 2006 vs. 2005
	2006	2005

Cost of Sales	9,654	9,500	1.6%

The following table sets forth, for the periods indicated, our revenues by major products lines (in thousands):

	For the nine months ended September 30,		% Change nine months ended September 30, 2006 vs. 2005
	2006	2005

Entreprise Solutions	16,327	12,447	31%

Carrier Solutions	1,654	8,334	(80)%

	17,981	20,781	(13.5)%

The following table sets forth, for the periods indicated, our classification of sales by geographical destination: 1

	For the nine months ended September 30,
	2006	2005

United States	35%	26%
Europe	56%	64%
Israel	5%	7%
Rest of world	4%	3%

	100%	100%

(1)	Sales are attributed to geographical areas based on location of customers.

NINE MONTHS ENDED SEPTEMBER 30, 2006 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2005

Sales – Sales for the nine months ended September 30, 2006 decreased by $2.8 million, or 13.5%, to $18.0 million from $20.8 million for the nine months ended September 30, 2005.

Cost of sales – Cost of Sales consists primarily of materials, sub contractors expenses, warranty expenses, compensation costs attributable to employees, write-down of inventory and overhead expenses related to our manufacturing operations. Cost of sales as for September 2006 increased by 1.6% compared with September 2005. This increase resulted mainly from the increase in the portions of enterprise sales in 2006 as a percentage of total sales (91% compared with 60% in 2005), which provided us with lower margins.

The following table sets forth, for the periods indicated, our operational expenses (in thousands):

	For the nine months ended September 30,		% Change nine months ended September 30, 2006 vs. 2005
	2006	2005

Research and development	3,023	3,075	(2)%
Sales and marketing	5,601	5,602	0%

General and administrative	1,560	1,577	(1)%
Total operating expenses	10,184	10,254	(1)%

Research and Development Expenses, Net – Research and Development Expenses, Net, for the nine month ended September 30, 2006 decreased by 2% to $3.0 million from 3.1 million for the nine months ended September 30, 2005. During the nine months ended September 30, 2005, we recognized $0.12 million of research and development grants from the OCS, whereas during the nine months ended September 30,2006, we recognized $0.07 million of research and development grants from the OCS.

Sales and Marketing expenses – Sales and Marketing expenses consist primarily of costs relating to compensation attributable to employees engaged in sales and marketing activities, promotion, advertising, trade shows and exhibitions, sales support, travel, commissions and related expenses.

General and Administrative Expenses – General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, office maintenance and administrative costs and doubtful debt expenses. General and administrative expenses for the nine months ended September 30, 2006 decreased by 1% to $1.56 million from $1.58 million for the nine months ended September 30, 2005.

Liquidity and Capital Resources

Since our initial public offering, we have met our financial requirements primarily through cash generated from operations, research and development and marketing grants from the Government of Israel, short-term bank borrowing and our sale of ordinary shares and warrants.

On July 26, 2004, we completed a private placement transaction in which we issued 5,064,129 of our ordinary shares at $1.40 per share, for aggregate proceeds (before expenses) of approximately $7.1 million. In connection with this transaction, we also issued warrants to purchase up to 1,266,032 of our ordinary shares. The warrants are exercisable through July 26, 2009 at an exercise price of $1.75 per ordinary share. As of September 30, 2006, warrants to purchase 150,001 ordinary shares were exercised. We have registered the resale of the ordinary shares (and the ordinary shares issuable upon exercise of the warrants) issued in the private placement pursuant to a registration statement on Form F-3 which was declared effective on November 22, 2004.

Capital expenditures were approximately $0.03 million in 2006 and 2005. These expenditures were principally for machinery, computers and research and development equipment purchases. During the remaining period of 2006, we expect to invest additional resources for capital equipment. We did not have any material commitments for capital expenditures as of September 30, 2006.

On September 30, 2006, we had cash and cash equivalents of approximately $5.9 million, compared with cash, cash equivalents and marketable securities of approximately $8.7 million, on September 30, 2005. This decrease resulted mainly from the significant decrease in our margins in 2006.

We believe that cash generated from operations and our cash, cash equivalents and time deposit balances will be sufficient to finance our operations and the projected expansion of our marketing and research and development activities during 2006. However, we cannot assure you that our actual cash requirements will not be greater than we currently expect. In addition, depending upon our future level of revenues and the strategies that we have adopted, we may need to raise additional debt or equity capital to meet our working capital needs in the future.